  Exhibit 99.1

TRILOGY INTERNATIONAL PARTNERS INC. REPORTS SECOND QUARTER 2020 RESULTS

●
COVID-19 effectively managed in New Zealand; proactive measures taken in Q1 and Q2 2020 effective in positioning our New Zealand operations for growth.
●
Growth in New Zealand postpaid and broadband customer bases; postpaid and broadband customer bases increased 8% and 28%, respectively, versus the second quarter of last year.
●
Combined postpaid, prepaid, and wireline service revenues in New Zealand increased 5% over the second quarter of last year on an organic basis, which excludes the adverse impact of foreign currency exchange of $5.6 million, or 7%, for the quarter, and new revenue standard adoption, which had an insignificant impact. These New Zealand subscriber revenues, as reported, decreased 2% over the second quarter of last year.
●
New Zealand Adjusted EBITDA increased $2.8 million, or 12%, over the second quarter of last year on an organic basis, which excludes the $3.8 million combined impact of the new revenue standard, a year-over-year headwind of 8%, and a foreign currency exchange headwind of 7%. New Zealand Adjusted EBITDA, as reported, decreased $0.9 million, or 3%, over the second quarter of last year.
●
Strict quarantine measures continue in Bolivia, substantially impacting service revenues and cash collections. Focus remains on the safety of our employees, connectivity of our customers, and cash preservation.
●
Focus on protecting cash and liquidity resulted in sequential increases in cash balances as of June 30, 2020, with cash at our operating subsidiaries of $31 million and $30 million in Bolivia and New Zealand, respectively. Consolidated cash at June 30, 2020 was $68.4 million compared to $46.7 million at March 31, 2020.

BELLEVUE, Washington (August 11, 2020) – Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the second quarter of 2020.

“We are encouraged by the positive trajectory of our New Zealand business in the second quarter,” said Brad Horwitz, President and CEO. “2degrees’ performance improved month-on-month, as businesses have reopened while the government closely monitors the situation.”

“Despite closed retail channels for much of the second quarter, we increased our postpaid mobile and broadband customer bases in New Zealand. Our pre-emptive action in the early days of the pandemic to protect our people, our customers, and our company has positioned us well, and in New Zealand our second quarter adjusted EBITDA and cash grew sequentially and year-over-year on an organic basis.”

“We remain enthusiastic about our business and the resilience of the telecom industry. In normal and in challenging times, we play a critical role in connecting people and enterprise, supporting both the social and the economic fabric of the communities we serve.”

“The COVID-19 pandemic continues to impact Bolivia significantly as a result of strict quarantine measures. We will continue to be disciplined in our operations and prioritize cash conservation as the environment stabilizes there, and more broadly, in Latin America. We remain focused on our balance sheet and liquidity as we navigate this period of uncertainty.”

Trilogy International Partners Inc.	Second Quarter 2020

Consolidated Financial Highlights

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions unless otherwise noted, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Total revenues	135.0	179.6	(25%)	287.8	367.3	(22%)

Service revenues	115.3	136.1	(15%)	243.1	271.2	(10%)

Net loss	(19.2)	(6.4)	(203%)	(36.5)	(9.2)	(295%)
Net loss margin(1)	(16.7%)	(4.7%)	n/m	(15.0%)	(3.4%)	n/m

Adjusted EBITDA(2)	23.1	35.7	(35%)	50.5	72.8	(31%)
Adjusted EBITDA margin(2) (3)	20.1%	26.3%	n/m	20.8%	26.8%	n/m

n/m - not meaningful
Notes:
(1) Net loss margin is calculated as Net loss divided by Service revenues.
(2) These are non-U.S. GAAP measures and do not have standardized meanings under generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Conference Call Information

Call Date: Wednesday, August 12, 2020

Call Time: 10:30 a.m. (PT)

North American Toll Free: 1-844-369-8770

International Toll: +1-862-298-0840

No access code is required; please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): https://www.webcaster4.com/Webcast/Page/2180/35617

Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

North American Toll Free: 1-877-481-4010

International Toll: +1-919-882-2331

Replay Access Code: 35617

Trilogy International Partners Inc.	Second Quarter 2020

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), an international wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have successfully bought, built, launched and operated communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand (Two Degrees Mobile Limited, referred to below as “2degrees”) and Bolivia (Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A., referred to below as “NuevaTel”), is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand.

Unless otherwise stated, the financial information provided herein is for TIP Inc. as of June 30, 2020.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. TIP Inc.’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia. Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker). Segments and the nature of their businesses are as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand
Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data and networking for New Zealand consumers, businesses and governments.

About this press release

This press release contains information about our business and performance for the three and six months ended June 30, 2020, as well as forward-looking information and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this press release was prepared in accordance with U.S. GAAP. In our discussion, we also use certain non-U.S. GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted the new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. For further information see “Note 13 – Revenue from Contracts with Customers” to the Condensed Consolidated Financial Statements and related notes for the period ended June 30, 2020 (“Condensed Consolidated Financial Statements”) filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Trilogy International Partners Inc.	Second Quarter 2020

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”, and has since modified the standard with several updates (collectively, the “new lease standard”). We adopted the new lease standard on January 1, 2020, using the modified retrospective method. This method results in recognizing and measuring leases at the adoption date with a cumulative-effect adjustment to opening retained earnings/accumulated deficit. Financial information prior to our adoption date has not been adjusted. The adoption of the new lease standard resulted in the recognition of an operating lease right of use asset and an operating lease liability as of the adoption date. The adoption of the new lease standard did not have a material impact on the Condensed Consolidated Statements of Operations and Comprehensive Loss or the Condensed Consolidated Statement of Cash Flows. For further information, see “Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies” and “Note 15 – Leases” to the Condensed Consolidated Financial Statements.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the NZD relative to the USD can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	June 30, 2020	December 31, 2019	% Change
End of period NZD to USD exchange rate	0.64	0.67	(5%)

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	% Change	2020	2019	% Change
Average NZD to USD exchange rate	0.62	0.66	(7%)	0.63	0.67	(7%)

Amounts for subtotals, totals and percentage changes included in tables in this press release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s Condensed Consolidated Financial Statements and related notes for the period ended June 30, 2020 are a result of rounding. Information is current as of August 11, 2020, and was approved by TIP Inc.’s Board of Directors. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements, Management’s Discussion and Analysis for the three and six months ended June 30, 2020, and for the year end December 31, 2019. Annual Report on Form 20-F for the year ended December 31, 2019 and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

In response to these policies, our operations executed their business continuity plans and continue to focus on protocols to protect the safety of our employees and provide critical infrastructure services and connectivity to our customers.

During the first half of 2020 and through the filing date of the Condensed Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected as a result of the pandemic. The impact to date has varied by geography with differing effects on financial and business results for our operating subsidiaries in New Zealand and Bolivia, including:

●
a reduction in subscriber acquisition activity in both operating markets,
●
a reduction in postpaid subscriber churn in both operating markets,
●
a temporary closure of physical distribution channels in both operating markets,
●
a substantial decrease in prepaid revenues and postpaid cash collections in Bolivia,
●
a decrease in wireless roaming revenue to nearly zero in both operating markets,
●
a substantial increase in demand for fixed broadband services, primarily in New Zealand,
●
a 52% increase in consolidated bad debt expense over the first quarter of 2020, and
●
the deferral or cancelation of capital expenditure projects in both operating markets.

Trilogy International Partners Inc.	Second Quarter 2020

In New Zealand, the government’s swift and significant response in March and April had an immediate impact on customer acquisition and revenues. In April 2020, and in an effort to mitigate the impact of the pandemic, 2degrees announced that it would undertake several cost reduction measures. These measures included deferrals of non-critical expenditures as well as a reduction in 2degrees’ workforce. As movement restrictions within New Zealand were lifted, financial results, including revenues and Adjusted EBITDA, began to improve sequentially in May and June compared to the first months of the pandemic. There continues to be uncertainty for 2degrees regarding future effects of COVID-19 and related responses by the government, regulators and customers. Specifically, 2degrees faces a risk of increased bad debt expense; although we have not yet observed a significant increase in bad debt expense in New Zealand, continued uncertainty remains related to the potential indirect impact resulting from broader economic trends.

In Bolivia, the impact of COVID-19 and related societal restrictions have been more pronounced, creating greater risk and uncertainty for the business. Accordingly, the total impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand. During the three months ended June 30, 2020, NuevaTel experienced a reduction in key financial metrics including revenues, Adjusted EBITDA, and subscribers as a result of societal and movement restrictions which significantly affected customer behavior. In April 2020, the Bolivian government imposed service requirements and collections restrictions on local telecommunications companies which effectively provided a payment holiday for certain of NuevaTel’s customers. In June 2020, the Bolivian government permitted providers to migrate certain existing customers to a free plan (referred to as the Lifeline plan) with very basic services when a customer has two or more past due bills. The customer is not invoiced for services provided under the Lifeline plan, and revenue is not recognized during this period of service. As a result, we have observed improvement in collections, as certain customers paid past due amounts in order to retain the same level of services provided before migration to the Lifeline plan. The government has also clarified that providers must verify that new subscribers do not have outstanding bills with other providers before starting service.

There is uncertainty whether customer behavior in Bolivia will return to historic norms which could materially impact the timing and amount of cash collections, bad debt expense and revenue trends. Additionally, although the impact of the pandemic to date has been short in duration and thus has not resulted in events or changes in circumstances that indicate asset carrying values may not be recoverable, an ongoing or sustained impact on NuevaTel’s financial performance could require a review of long-lived assets for impairment or an assessment of deferred tax assets and other assets for recoverability. The combined balances of deferred tax assets that could be subject to a valuation allowance and long-lived assets subject to recoverability consideration are material. From a cash and liquidity standpoint, due to cash management efforts during the quarter, NuevaTel’s cash balances increased from $21.8 million at March 31, 2020 to $31.1 million at June 30, 2020. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement initiatives to ensure sufficient liquidity at the NuevaTel subsidiary.

Looking ahead, we note that New Zealand has effectively managed the COVID-19 situation. This has enabled the government to lift nearly all societal restrictions and allow residents and businesses to resume activity and for the local economy to restart while monitoring and adjusting for potential outbreaks. Through July, although still below pre-COVID-19 levels, we have seen monthly sequential improvements in customer acquisition. Continued border closures have significantly impacted roaming revenues and will remain under pressure until borders are reopened and international travel resumes. The New Zealand government has implemented a number of stimulus efforts, including wage subsidies. This assistance is scheduled to end in September 2020, which could cause a downturn in the New Zealand economy that may impact our customers and our business, including an increase in bad debt expense and impacts on ARPU. Capital spending in New Zealand will continue to be disciplined while we position the business for continued growth.

In Bolivia, COVID-19 cases continue to increase in many areas of the country. This increase in cases has resulted in only moderate lifting of societal restrictions in certain regions within Bolivia. Through July, in regions where mobility has increased, we have observed an increase in customer acquisition, voice usage and collections, though still below pre-pandemic levels. Economic uncertainty within Bolivia continues to persist and the risk remains for elevated levels of bad debt expense in the future. Until there is further clarity on the containment of COVID-19 and an economic recovery, we will continue to be focused on managing NuevaTel’s working capital and capital expenditures.

The COVID-19 pandemic and the related governmental responses in our markets continue to evolve, and the macroeconomic consequences may persist long after quarantine policies are lifted. Nevertheless, we continue to believe in the resiliency and critical nature of the telecommunications services that we provide to our customers.

Trilogy International Partners Inc.	Second Quarter 2020

Consolidated Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions unless otherwise noted, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Revenues
New Zealand	101.7	126.3	(19%)	210.1	258.9	(19%)
Bolivia	33.2	53.1	(37%)	77.3	108.0	(28%)
Unallocated Corporate & Eliminations	0.1	0.3	(76%)	0.3	0.4	(17%)
Total revenues	135.0	179.6	(25%)	287.8	367.3	(22%)

Total service revenues	115.3	136.1	(15%)	243.1	271.2	(10%)

Net loss	(19.2)	(6.4)	(203%)	(36.5)	(9.2)	(295%)
Net loss margin(1)	(16.7%)	(4.7%)	n/m	(15.0%)	(3.4%)	n/m

Adjusted EBITDA
New Zealand	26.1	27.0	(3%)	52.3	52.3	(0%)
Bolivia	(0.3)	11.4	(103%)	4.7	25.6	(82%)
Unallocated Corporate & Eliminations	(2.6)	(2.6)	1%	(6.4)	(5.1)	(24%)
Adjusted EBITDA(2)	23.1	35.7	(35%)	50.5	72.8	(31%)
Adjusted EBITDA margin(2)(3)	20.1%	26.3%	n/m	20.8%	26.8%	n/m

Cash provided by operating activities	23.2	3.4	582%	10.1	6.7	51%

Capital expenditures(4)	15.1	21.6	(30%)	31.2	40.9	(24%)
Capital intensity	13%	16%	n/m	13%	15%	n/m

n/m - not meaningful
Notes:
(1) Net loss margin is calculated as Net loss divided by Service revenues.
(2) These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(4) Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Trilogy International Partners Inc.	Second Quarter 2020

Results of Our Business Segments

New Zealand

Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions unless otherwise noted, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Revenues
Wireless service revenues	61.8	65.3	(5%)	126.6	130.0	(3%)
Wireline service revenues	18.8	17.2	9%	37.6	33.8	11%
Non-subscriber international long distance and other revenues	1.5	1.8	(19%)	3.1	3.4	(9%)
Service revenues	82.0	84.3	(3%)	167.3	167.2	0%
Equipment sales	19.7	42.0	(53%)	42.8	91.7	(53%)
Total revenues	101.7	126.3	(19%)	210.1	258.9	(19%)
Adjusted EBITDA	26.1	27.0	(3%)	52.3	52.3	(0%)
Adjusted EBITDA margin(1)	31.8%	32.1%	n/m	31.2%	31.3%	n/m

Capital expenditures(2)	13.8	16.0	(14%)	27.4	31.0	(11%)
Capital intensity	17%	19%	n/m	16%	19%	n/m

Subscriber Results

	Three Months Ended June 30,			Six Months Ended June 30,
(Thousands unless otherwise noted, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Postpaid
Gross additions	14.1	27.0	(48%)	36.8	47.3	(22%)
Net additions	0.7	13.7	(95%)	8.3	21.0	(61%)
Total postpaid subscribers	486.8	451.2	8%	486.8	451.2	8%
Prepaid
Net losses	(32.0)	(22.7)	(41%)	(10.6)	(11.2)	5%
Total prepaid subscribers	969.7	954.3	2%	969.7	954.3	2%
Total wireless subscribers	1,456.5	1,405.5	4%	1,456.5	1,405.5	4%

Wireline
Gross additions	10.0	11.5	(13%)	23.0	21.2	8%
Net additions	4.7	6.2	(25%)	11.6	11.6	(0%)
Total wireline subscribers	119.4	93.4	28%	119.4	93.4	28%
Total subscribers	1,575.9	1,498.8	5%	1,575.9	1,498.8	5%

Monthly blended wireless ARPU ($, not rounded)	13.98	15.43	(9%)	14.48	15.47	(6%)
Monthly postpaid wireless ARPU ($, not rounded)	27.88	32.07	(13%)	28.70	31.86	(10%)
Monthly prepaid wireless ARPU ($, not rounded)	7.05	7.60	(7%)	7.31	7.74	(6%)
Monthly residential wireline ARPU ($, not rounded)	42.43	47.53	(11%)	43.63	47.80	(9%)
Blended wireless churn	2.4%	2.8%	n/m	2.3%	2.7%	n/m
Postpaid churn	0.9%	1.3%	n/m	1.0%	1.3%	n/m

n/m - not meaningful
Notes:
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(2) Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Trilogy International Partners Inc.	Second Quarter 2020

Revenues

New Zealand total revenues declined by $24.6 million, or 19%, for the three months ended June 30, 2020, compared to the same period in 2019, primarily due to a decrease of $22.3 million, or 53%, in equipment sales. This decrease in equipment sales was primarily the result of the discontinuation in Q3 2019 of an exclusivity arrangement with a New Zealand retail distributor and reseller of 2degrees’ wireless devices and accessories as well as the decrease in retail activity due to the quarantine restrictions in the quarter. Additionally, total revenues for the quarter were impacted by a 7% decline in foreign currency exchange.

Service revenues declined by $2.3 million, or 3%, for the three months ended June 30, 2020, compared to the same period in 2019. Excluding the impact of foreign currency exchange, service revenues increased by $3.5 million, or 5%, compared to the same period in 2019. The decline in reported service revenues was primarily due to the following:
●
Postpaid service revenues decreased by $2.1 million, or 5%, over the second quarter of 2019. Excluding the impact of foreign currency exchange, postpaid service revenues increased by $0.9 million, or 2%, over the same period in 2019, primarily driven by an 8% increase in the subscriber base. The increase was mostly offset by declines in postpaid ARPU, as the closure of international borders due to COVID-19 resulted in the elimination of $1.5 million of roaming revenues in the quarter;
●
Prepaid service revenues declined by $1.2 million, or 5%. Excluding the impact of foreign currency exchange, prepaid service revenues increased by $0.3 million, or 2%, compared to the second quarter of 2019, driven primarily by an increase in the volume of voice traffic; and
●
Wireline service revenues increased by $1.6 million, or 9%. Excluding the impact of foreign currency exchange, wireline service revenues increased by $2.8 million, or 17%. This increase was driven primarily by a 28% year-over-year growth in the wireline customer base.

Adjusted EBITDA

New Zealand Adjusted EBITDA declined by $0.9 million, or 3%, for the three months ended June 30, 2020, compared to the second quarter of 2019. On an organic basis New Zealand Adjusted EBITDA increased by $2.8 million, or 12%, for the three months ended June 30, 2020, compared to the same period in 2019. This organic increase in the quarter excludes the $3.8 million combined year-over-year impact of the new revenue accounting standard of $1.9 million, or 8%, and foreign currency headwind of $1.9 million, or 7%. The 3% reported decline in New Zealand Adjusted EBITDA was the result of the aforementioned changes in revenues and the following changes in operating costs:
●
Cost of service increased by $2.7 million, or 10%, primarily due to an increase in transmission expense associated with the growth in broadband subscribers, and an increase in interconnection costs associated with a higher volume of network voice traffic. These increases were partially offset by a combined national roaming and network sharing cost decline of approximately $0.5 million;
●
Sales and marketing decreased by $1.7 million, or 13%, primarily due to a net decrease in advertising and sponsorship costs. Cost controls and project deferments were proactively implemented during the second quarter to mitigate the impact of COVID-19; and
●
General and administrative declined by $0.3 million, or 2%, due to a decline in net expenses associated with the sale of Equipment Installment Plan (“EIP”) receivables driven by fewer sales of such receivables, coupled with other individually insignificant items. These declines were largely offset by a $1.7 million increase in equity based compensation expense, and an increase in computer maintenance expense.

Capital Expenditures

Capital expenditures decreased by $2.2 million, or 14%, for the three months ended June 30, 2020, compared to the same period in 2019. Excluding the impact of foreign currency exchange, capital expenditures decreased $1.1 million, or 7%, compared to the same period in 2019. This decrease year over year was mainly attributed to the proactive deferment of capital project spending due to COVID-19.

Trilogy International Partners Inc.	Second Quarter 2020

Bolivia

Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions unless otherwise noted, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Revenues
Wireless service revenues	32.8	50.7	(35%)	74.6	102.4	(27%)
Non-subscriber international long distance and other revenues	0.4	0.8	(45%)	0.9	1.2	(23%)
Service revenues	33.2	51.5	(35%)	75.5	103.6	(27%)
Equipment sales	-	1.5	(100%)	1.8	4.4	(59%)
Total revenues	33.2	53.1	(37%)	77.3	108.0	(28%)

Adjusted EBITDA	(0.3)	11.4	(103%)	4.7	25.6	(82%)
Adjusted EBITDA margin(1)	(1.0%)	22.1%	n/m	6.2%	24.7%	n/m

Capital expenditures(2)	1.3	5.6	(76%)	3.8	9.9	(62%)
Capital intensity	4%	11%	n/m	5%	10%	n/m

Subscriber Results

	Three Months Ended June 30,			Six Months Ended June 30,
(Thousands unless otherwise noted, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Postpaid
Gross additions	6.5	16.2	(60%)	20.0	31.9	(37%)
Net additions (losses)	4.9	(0.7)	760%	(5.7)	(4.7)	(20%)
Total postpaid subscribers	313.9	332.0	(5%)	313.9	332.0	(5%)
Prepaid
Net additions (losses)	(339.8)	(23.3)	n/m	(383.5)	(36.9)	(940%)
Total prepaid subscribers	1,083.6	1,597.2	(32%)	1,083.6	1,597.2	(32%)
Total wireless subscribers(3)	1,454.8	1,987.7	(27%)	1,454.8	1,987.7	(27%)

Monthly blended wireless ARPU ($, not rounded)	6.73	8.46	(20%)	7.52	8.50	(12%)
Monthly postpaid wireless ARPU ($, not rounded)	18.90	20.50	(8%)	19.54	20.24	(3%)
Monthly prepaid wireless ARPU ($, not rounded)	3.64	5.67	(36%)	4.35	5.75	(24%)
Blended wireless churn	9.5%	7.0%	n/m	8.6%	6.7%	n/m
Postpaid churn	(0.1%)	2.1%	n/m	1.6%	2.0%	n/m

n/m - not meaningful
Notes:
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(2) Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.
(3) Includes public telephony, fixed LTE and other wireless subscribers.

Trilogy International Partners Inc.	Second Quarter 2020

Revenues

Bolivia total revenues declined by $19.8 million, or 37%, for the three months ended June 30, 2020, compared to the same period in 2019, due to a decrease of $18.3 million, or 35%, in service revenues and a $1.5 million, or 100% decrease in equipment sales. The decline in service revenues was primarily due to a $13.7 million, or 50%, decrease in prepaid revenues primarily attributable to the impact of societal restrictions mandated by the Bolivian government which restricted customer movement and impacted customer mobile service needs as well as limited access to distribution channels. The market was further impacted by continued data pricing pressure and higher uptake of unlimited data offers, coupled with declines in voice revenues, which both negatively impacted ARPU during the quarter. Prepaid subscribers declined 32% as of June 30, 2020 compared to June 30, 2019, primarily due to a significant decline in prepaid activations as a result of the strict quarantine measures which restricted movement and affected distribution channels. Postpaid revenues were also impacted by the societal restrictions due to COVID-19, although to a lesser extent than prepaid revenues.

Postpaid revenues declined $2.8 million, or 14%, year-over-year, which was the result of an 8% decline in ARPU coupled with a decrease in the subscriber base. Postpaid wireless ARPU was further impacted in June 2020 when, in order to maintain subscriber connectivity during quarantine, NuevaTel began migrating postpaid subscribers to the free Lifeline plan, which offers very basic services to subscribers with two or more past due bills.

Adjusted EBITDA

Bolivia Adjusted EBITDA declined by $11.7 million, or 103%, for the three months ended June 30, 2020, compared to the same period in 2019, primarily due to the $19.8 million decrease in total revenues. Partially offsetting the revenue declines, operating expenses declined $7.9 million, primarily due to the following:
●
Cost of service declined by $2.7 million, or 13%, primarily due to a $2.5 million decrease in interconnection costs as a result of lower voice traffic terminating outside of our network as well as other individually insignificant items. These decreases were partially offset by an increase in net site costs of $1.0 million as a result of the tower sale-leaseback transaction;
●
Sales and marketing decreased by $2.2 million, or 27%, primarily due to $1.1 million decrease in advertising and promotions, a reduction in employee related costs and other individually insignificant items as a result of cost controls implemented due to the impact of COVID-19, partially offset by a $1.9 million increase in commission expense primarily resulting from the higher amortization expense of certain contract acquisition costs which were capitalized in the prior year upon the adoption of the new revenue standard;
●
General and administrative expenses declined by $0.9 million, or 9%, primarily due to a decline in consulting expense, coupled with other individually insignificant costs, mostly offset by $2.6 million higher bad debt expense due to postpaid cash collections trends as a result of societal restrictions related to COVID-19; and
●
Cost of equipment sales declined by $2.3 million, or 77%, mainly due to a minimal number of handsets sold during the second quarter of 2020 as a result of the closure of retail locations related to societal restrictions due to COVID-19.

Capital Expenditures

Capital expenditures decreased by $4.3 million, or 76%, for the three months ended June 30, 2020, compared to the same period in 2019, mainly due to timing of spending and deferment of capital project spending in anticipation of the impact of COVID-19.

Trilogy International Partners Inc.	Second Quarter 2020

Review of Consolidated Performance

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Consolidated Adjusted EBITDA(1)	23.1	35.7	(35%)	50.5	72.8	(31%)
Consolidated Adjusted EBITDA margin(1)(2)	20.1%	26.3%	n/m	20.8%	26.8%	n/m

(Deduct) add:
Finance costs(3)	(11.1)	(11.8)	6%	(22.5)	(23.5)	4%
Change in fair value of warrant liability	-	0.1	(101%)	(0.1)	(0.3)	83%
Depreciation, amortization and accretion	(26.0)	(27.7)	6%	(52.0)	(54.4)	4%
Income tax benefit (expense)	1.2	(1.1)	202%	(1.9)	(2.8)	32%
Other(4)	(6.5)	(1.6)	(304%)	(10.6)	(1.0)	n/m
Net loss	(19.2)	(6.4)	(203%)	(36.5)	(9.2)	(295%)

n/m - not meaningful
Notes:
(1) These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(3) Finance costs includes Interest expense. For a description of these costs, see "Finance costs" below.
(4) Other includes the following: Equity-based compensation, Loss (gain) on disposal of assets and sale-leaseback transaction, Transaction and other nonrecurring costs and Other, net.

Earnings per share

	Three Months Ended June 30,		Six Months Ended June 30,
(US dollars in millions except per share data, unaudited)	2020	2019	2020	2019

Net loss attributable to Trilogy International
Partners Inc.	(11.0)	(5.6)	(22.1)	(9.6)

Weighted Average Common Shares Outstanding:
Basic	57,525,613	56,443,136	57,455,570	56,400,188
Diluted	57,525,613	56,443,136	57,455,570	56,400,188

Net loss Per Share:
Basic	(0.19)	(0.10)	(0.39)	(0.17)
Diluted	(0.19)	(0.10)	(0.39)	(0.17)

Trilogy International Partners Inc.	Second Quarter 2020

Finance costs

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.3	3.1	(26%)	4.9	6.2	(22%)
Bolivia	0.5	0.4	6%	0.9	0.7	28%
Corporate	8.3	8.3	1%	16.7	16.6	1%
Total Interest on borrowings	11.1	11.8	(6%)	22.5	23.5	(4%)
Total finance costs	11.1	11.8	(6%)	22.5	23.5	(4%)

Depreciation, amortization and accretion

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions, unaudited)	2020	2019	% Chg	2020	2019	% Chg

New Zealand	15.6	16.1	(3%)	31.0	31.4	(1%)
Bolivia	10.3	11.5	(10%)	20.7	22.7	(9%)
Corporate	0.1	0.2	(38%)	0.2	0.4	(31%)
Total depreciation, amortization and accretion	26.0	27.7	(6%)	52.0	54.4	(4%)

Income tax expense

Income tax expense declined by $2.3 million for the three months ended June 30, 2020 compared to the same period in 2019, primarily due to income tax benefits resulting from losses in Bolivia partially offset by the recognition of New Zealand’s income tax expense which is no longer offset by changes in a valuation allowance applied against related deferred tax assets as in the prior year.

Other

Other expense increased by $4.9 million for the three months ended June 30, 2020, compared to the same period in 2019, due to the combination of amortization of deferred gain during the second quarter of 2019 related to the NuevaTel tower sale-leaseback transaction and an increase in equity-based compensation expense in New Zealand associated with the extension of the expiration date of certain service-based share options during the second quarter of 2020.

Managing our Liquidity and Financial Resources

As of June 30, 2020, the Company had approximately $68.4 million in cash and cash equivalents, of which $29.9 million was held by 2degrees, $31.1 million was held by NuevaTel and $7.5 million was held at headquarters and others. Cash and cash equivalents declined $8.3 million since December 31, 2019, primarily due to purchases of property and equipment of $31.2 million in the first half of 2020, partially offset by cash provided by operating activities and net proceeds from debt and EIP receivables financing obligation.

In February 2020, 2degrees entered into a new loan (the “New Zealand 2023 Senior Facilities Agreement”) with aggregate commitments of $285 million NZD ($183.1 million based on the exchange rate at June 30, 2020). Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $250 million NZD senior facilities agreement and pay fees and expenses associated with the refinancing ($235 million NZD), (ii) provide funds for further investments in 2degrees’ business ($30 million NZD), and (iii) fund 2degrees’ working capital requirements ($20 million NZD). The New Zealand 2023 Senior Facilities Agreement has a three-year term and financial covenants that are materially consistent with the prior $250 million NZD senior facilities agreement. Distributions from 2degrees to its shareholders, including Trilogy LLC, will continue to be subject to free cash flow tests calculated at half year and full year intervals. The New Zealand 2023 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures. See “Note 7 – Debt” to the Condensed Consolidated Financial Statements for further information. As of June 30, 2020, $235 million NZD was drawn on the new facility ($151.0 million based on the exchange rate at June 30, 2020), and the $30 million NZD facility ($19.3 million based on the exchange rate at June 30, 2020) was fully drawn. As of June 30, 2020, the Company had $20 million NZD (or $12.9 million based on the exchange rate at that date) of available capacity under the working capital facility.

Trilogy International Partners Inc.	Second Quarter 2020

The Company and its operating subsidiaries, 2degrees and NuevaTel, are actively monitoring the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, are affecting customer behavior. However, due to the uncertainty surrounding the magnitude, duration and potential outcomes of the COVID-19 pandemic, we are unable to predict its impact on our operations, financial condition and results, and liquidity, but the impact may be material. From a cash and liquidity standpoint, due to cash management efforts during the quarter, NuevaTel’s cash balances increased from $21.8 million at March 31, 2020 to $31.1 million at June 30, 2020. Should the impact of the pandemic be sustained or longer term, the Company may need to implement initiatives to ensure sufficient liquidity at the NuevaTel subsidiary. See further discussion under “Impact of COVID-19 on our Business” above along with “Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies” to the Condensed Consolidated Financial Statements.

Operating, investing and financing activities

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Net cash provided by (used in):
Operating activities	23.2	3.4	582%	10.1	6.7	51%
Investing activities	(15.1)	(19.8)	24%	(32.8)	11.1	(395%)
Financing activities	14.1	2.4	475%	16.5	24.1	(31%)
Net increase (decrease) in cash and cash equivalents	22.1	(14.0)	258%	(6.2)	41.9	(115%)

Operating activities

Cash flow provided by operating activities increased by $3.4 million for the six months ended June 30, 2020 compared to the same period in 2019. This change reflects various offsetting changes in working capital during the six months ended June 30, 2020 compared to the same period in 2019.

Investing activities

Cash flow used in investing activities increased by $43.9 million for the six months ended June 30, 2020 compared to the same period in 2019, primarily due to $49.9 million in cash proceeds received in the first quarter of 2019 from the initial closing of the NuevaTel tower sale-leaseback transaction which was partially offset by a $9.7 million decrease in purchases of property and equipment.

Financing activities

Cash flow provided by financing activities declined by $7.5 million for the six months ended June 30, 2020 compared to the same period in 2019. The decline was primarily due to proceeds of $14.5 million from the NuevaTel tower sale-leaseback transaction financing obligation during the six months ended June 30, 2019, a $3.9 million increase in payments of debt, net of proceeds, and a $3.1 million increase in dividends paid to noncontrolling interests during the six months ended June 30, 2020. These cash outflows were partially offset by $12.6 million of proceeds from the EIP receivables financing obligation in the first half of 2020.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with U.S. GAAP with several customer-focused performance metrics and non-U.S. GAAP financial measures which are utilized by our management to evaluate our performance. Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax (benefit) expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); loss (gain) on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for Net loss, the most directly comparable U.S. GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Trilogy International Partners Inc.	Second Quarter 2020

Reconciliation of Adjusted EBITDA and EBITDA Margin

	Three Months Ended June 30,			Six Months Ended June 30,
(US dollars in millions, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Net loss	(19.2)	(6.4)	(203%)	(36.5)	(9.2)	(295%)

Add:
Interest expense	11.1	11.8	(6%)	22.5	23.5	(4%)
Depreciation, amortization and accretion	26.0	27.7	(6%)	52.0	54.4	(4%)
Income tax (benefit) expense	(1.2)	1.1	(202%)	1.9	2.8	(32%)
Change in fair value of warrant liability	-	(0.1)	100%	0.1	0.3	(83%)
Other, net	1.0	0.2	395%	3.0	1.4	113%
Equity-based compensation	2.8	1.2	139%	3.9	2.0	90%
Loss (gain) on disposal of assets and sale-leaseback transaction	1.8	(0.2)	915%	2.5	(7.6)	133%
Transaction and other nonrecurring costs(1)	0.8	0.4	87%	1.3	5.2	(76%)
Consolidated Adjusted EBITDA(2)	23.1	35.7	(35%)	50.5	72.8	(31%)
Net loss margin(3)	(16.7%)	(4.7%)	n/m	15.0%	3.4%	n/m
Consolidated Adjusted EBITDA Margin(2) (4)	20.1%	26.3%	n/m	20.8%	26.8%	n/m

n/m - not meaningful
Notes:
(1) 2019 includes costs related to the Bolivia tower sale-leaseback transaction of approximately $3.9 million for the six months ended June 30, 2019 and other nonrecurring costs.
(2) These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3) Net loss margin is calculated as Net loss divided by Service revenues.
(4) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions, seasonal fluctuations and foreign currency movements, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net (loss) income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

Trilogy International Partners Inc.	Second Quarter 2020

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

	2020		2019				2018
(US dollars in millions except per share data, unaudited)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Service revenues	115.3	127.8	131.2	134.1	136.1	135.1	139.0	141.0
Equipment sales	19.7	25.0	34.9	26.4	43.5	52.6	68.0	49.4
Total revenues	135.0	152.8	166.1	160.5	179.6	187.7	207.0	190.4
Operating expenses	(143.3)	(153.6)	(162.5)	(154.2)	(172.9)	(175.6)	(198.9)	(184.2)
Operating (loss) income	(8.3)	(0.8)	3.6	6.3	6.7	12.1	8.0	6.3
Interest expense	(11.1)	(11.4)	(11.3)	(11.2)	(11.8)	(11.8)	(12.2)	(11.1)
Change in fair value of warrant liability	-	(0.1)	0.2	0.2	0.1	(0.4)	0.3	0.9
Debt modification and extinguishment costs	-	-	-	-	-	-	-	(4.2)
Other, net	(1.0)	(2.0)	1.5	0.4	(0.2)	(1.2)	(0.3)	(4.9)
Loss before income taxes	(20.4)	(14.2)	(6.0)	(4.3)	(5.2)	(1.2)	(4.3)	(13.0)
Income tax benefit (expense)	1.2	(3.1)	44.4	(0.8)	(1.1)	(1.7)	-	(0.9)
Net (loss) income	(19.2)	(17.3)	38.4	(5.1)	(6.4)	(2.9)	(4.2)	(13.9)
Net loss (income) attributable to noncontrolling interests	8.2	6.1	(21.1)	0.3	0.7	(1.1)	0.3	5.5
Net (loss) income attributable to TIP Inc.	(11.0)	(11.1)	17.3	(4.8)	(5.6)	(4.0)	(3.9)	(8.4)
Net (loss) income attributable to TIP Inc. per share:
Basic	(0.19)	(0.19)	0.30	(0.08)	(0.10)	(0.07)	(0.07)	(0.15)
Diluted	(0.19)	(0.19)	0.30	(0.08)	(0.10)	(0.07)	(0.07)	(0.15)

Trilogy International Partners Inc.	Second Quarter 2020

Supplementary Information

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended June 30,		Six Months Ended June 30,
(US dollars in millions, unaudited)	2020	2019	2020	2019

Revenues
Wireless service revenues	94.6	116.0	201.2	232.4
Wireline service revenues	18.8	17.2	37.6	33.8
Equipment sales	19.7	43.5	44.6	96.2
Non-subscriber international long distance and other revenues	2.0	2.9	4.4	5.0
Total revenues	135.0	179.6	287.8	367.3

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	48.1	48.1	99.3	97.9
Cost of equipment sales	21.1	45.7	47.4	98.7
Sales and marketing	16.9	20.9	38.5	40.4
General and administrative	29.3	30.9	57.2	64.8
Depreciation, amortization and accretion	26.0	27.7	52.0	54.4
Loss (gain) on disposal of assets and sale-leaseback transaction	1.8	(0.2)	2.5	(7.6)
Total operating expenses	143.3	172.9	296.9	348.6
Operating (loss) income	(8.3)	6.7	(9.1)	18.8

Other (expenses) income
Interest expense	(11.1)	(11.8)	(22.5)	(23.5)
Change in fair value of warrant liability	-	0.1	(0.1)	(0.3)
Other, net	(1.0)	(0.2)	(2.9)	(1.4)
Total other expenses, net	(12.1)	(11.9)	(25.5)	(25.2)
Loss before income taxes	(20.4)	(5.2)	(34.6)	(6.4)
Income tax benefit (expense)	1.2	(1.1)	(1.9)	(2.8)
Net loss	(19.2)	(6.4)	(36.5)	(9.2)
Less: Net loss (income) attributable to noncontrolling interests	8.2	0.7	14.3	(0.4)
Net loss attributable to Trilogy International Partners Inc.	(11.0)	(5.6)	(22.1)	(9.6)

Comprehensive (loss) income
Net loss	(19.2)	(6.4)	(36.5)	(9.2)
Other comprehensive income (loss):
Foreign currency translation adjustments	11.1	(1.6)	(10.1)	0.1
Other comprehensive income (loss)	11.1	(1.6)	(10.1)	0.1
Comprehensive loss	(8.2)	(7.9)	(46.6)	(9.2)
Comprehensive loss (income) attributable to noncontrolling interests	2.7	1.5	19.4	(0.4)
Comprehensive loss attributable to Trilogy International Partners Inc.	(5.5)	(6.5)	(27.2)	(9.6)

Trilogy International Partners Inc.	Second Quarter 2020

Condensed Consolidated Balance Sheets

(US dollars in millions, unaudited)	June 30, 2020	December 31, 2019

ASSETS
Current assets:
Cash and cash equivalents	68.4	76.7
Accounts receivable, net	62.0	60.9
EIP receivables, net	33.2	31.8
Inventory	19.5	19.5
Prepaid expenses and other current assets	33.2	25.6
Total current assets	216.3	214.4

Property and equipment, net	349.4	378.9
Operating lease right-of-use assets, net	150.3	-
License costs and other intangible assets, net	88.3	95.8
Goodwill	8.6	9.0
Long-term EIP receivables	28.8	35.8
Deferred income taxes	54.6	73.2
Other assets	31.4	31.5
Total assets	927.6	838.6

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	32.5	28.5
Construction accounts payable	27.4	28.8
Current portion of debt and financing lease liabilities	30.5	32.4
Customer deposits and unearned revenue	22.7	20.2
Short-term operating lease liabilities	16.8	-
Other current liabilities and accrued expenses	104.2	123.6
Total current liabilities	234.1	233.5

Long-term debt and financing lease liabilities	536.8	528.7
Deferred gain	-	49.1
Deferred income taxes	10.2	9.7
Non-current operating lease liabilities	133.4	-
Other non-current liabilities	27.8	25.3
Total liabilities	942.3	846.4

Commitments and contingencies

Total shareholders’ deficit	(14.7)	(7.8)

Total liabilities and shareholders’ deficit	927.6	838.6

Trilogy International Partners Inc.	Second Quarter 2020

Condensed Consolidated Statements of Cash Flows

	Six Months Ended June 30,
(US dollars in millions, unaudited)	2020	2019

Operating activities:
Net loss	(36.5)	(9.2)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Provision for doubtful accounts	7.8	6.1
Depreciation, amortization and accretion	52.0	54.4
Equity-based compensation	3.9	2.0
Loss (gain) on disposal of assets and sale-leaseback transaction	2.5	(7.6)
Non-cash right-of-use asset lease expense	9.2	-
Non-cash interest expense, net	1.7	1.4
Settlement of cash flow hedges	(0.8)	(0.4)
Change in fair value of warrant liability	0.1	0.3
Non-cash loss from change in fair value on cash flow hedges	3.1	1.3
Unrealized loss on foreign exchange transactions	0.6	1.0
Deferred income taxes	(4.1)	(14.6)
Changes in operating assets and liabilities:
Accounts receivable	(10.2)	0.8
EIP receivables	2.0	(1.4)
Inventory	(1.0)	23.4
Prepaid expenses and other current assets	(11.3)	(13.5)
Other assets	1.5	(3.2)
Accounts payable	4.5	(11.0)
Customer deposits and unearned revenue	3.3	1.0
Operating lease liabilities	(7.9)	-
Other current liabilities and accrued expenses	(10.3)	(24.1)
Net cash provided by operating activities	10.1	6.7

Investing activities:
Proceeds from sale-leaseback transaction	-	49.9
Purchase of property and equipment	(31.2)	(40.9)
Maturities and sales of short-term investments	-	2.0
Other, net	(1.7)	0.2
Net cash (used in) provided by investing activities	(32.8)	11.1

Financing activities:
Proceeds from debt	253.2	120.9
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(240.9)	(104.7)
Proceeds from EIP receivables financing obligation	12.6	-
Proceeds from sale-leaseback financing obligation	-	14.5
Dividends to shareholders and noncontrolling interests	(8.1)	(5.0)
Debt issuance and modification costs	(1.4)	-
Other, net	1.2	(1.6)
Net cash provided by financing activities	16.5	24.1

Net (decrease) increase in cash and cash equivalents	(6.2)	41.9
Cash and cash equivalents, beginning of period	76.7	43.9
Effect of exchange rate changes	(2.1)	0.3
Cash and cash equivalents, end of period	68.4	86.1

Trilogy International Partners Inc.	Second Quarter 2020

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward–looking statements may relate to the future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new credit facilities, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “preliminary”, “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to TIP Inc.’s and Trilogy LLC’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, resulting therefrom, as well as limits, restrictive covenants and restrictions set forth in Trilogy LLC’s and its subsidiaries’ credit agreements, including certain limitations on Trilogy LLC’s and its subsidiaries’ ability to buy and sell assets resulting therefrom; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or Trilogy LLC’s ability to pay interest and to refinance their indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia, including the impact of the upcoming presidential election;certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers including Huawei Technologies Company Limited and its subsidiaries and affiliates; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; risks surrounding climate change and other environmental factors; foreign exchange and interest rate changes; currency controls and withholding taxes; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses;changes to TIP Inc.’s dividend policy; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC being required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances;an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws;volatility of the Common Shares price; dilution of the Common Shares; market coverage;TIP Inc.’s or its subsidiaries’ failure to pay dividends, TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Trilogy International Partners Inc.	Second Quarter 2020

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

Trilogy International Partners Inc.	Second Quarter 2020